Mail Stop 4561

April 6, 2006

William J. Gallagher
Chief Executive Officer and Chief Financial Officer
Sweet Success Enterprises, Inc.
1250 NE Loop 410, Suite 520
San Antonio, TX 78209

> **Re:** **Sweet Success Enterprises, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **File No. 0-51542**
> **Filed March 8, 2006**

Dear Mr. Gallagher:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB

General

1.   Please be aware that the Form 10-SB went effective 60 days after the filing date and, at that time, you became subject to the reporting requirements under Section 13 of the Securities Exchange Act of 1934.

Marketing, page 5

2.   You indicate in the second paragraph under this heading that total aggregate
        products shipped were approximately 5,400 cases representing approximately
        "$88,000 in gross sales or purchase orders for consigned or contingent sales."
        Please revise to separately quantify the completed sales and the consigned or
        contingent sales. Further, describe the consigned or contingent sales, including
        the material terms of the agreements.

Employees, page 7

3.   Please revise to expand your discussion of your employment agreements. Discuss
        all material terms of the agreements.

Item 2. Management's Discussion and Analysis of Results of Operations and Financial
Conditions, page 13

4.   Refer to comment 7. Please revise to explain what you mean by "as they sell
        through one million cases cumulatively with a $1 million cap." Consider
        providing an example as to how you will determine the royalty fee.

Liquidity and Capital Resources, page 18

5.   We note your response to comment 8; however, the first sentence of the second
        paragraph under this heading continues to imply that Think Equity Partners LLC
        will "provide the company with up to $10,000,000 of new capital." Please revise
        this sentence to clearly state that Think Equity will not directly provide you with
        $10,000,000.

Financial Statements

General

6.   Please update your financial statements and related notes in accordance with Rule
        3-10 (g) of Regulation S-B.

Description of Business and Summary of Significant Accounting Policies

7.   We note your response to prior comment 15 and suggest that you expand your
        disclosure in the notes to the financial statements to detail certain of the elements
        that you included in your response. Specifically disclose how you accounted for

the November 15, 2002 transaction and indicate that your accounting is consistent with a capital transaction and not a business combination. Additionally, disclose that after the transaction shareholders of Beverage Acquisition Corporation owned 88% of the outstanding stock of Sweet Success Enterprises, Inc. and that the new entity's board of directors was entirely comprised of directors from Beverage Acquisition Corporation. Additionally, please disclose that Beverage Acquisition Corporation had no operations from its inception until the November 15, 2002 transaction.

Intangible Asset – Sweet Success Brand, page F-15

8.   We note your response to comment 16 and that you have significantly increased your assumption for volatility levels up to 82% during the third quarter of 2005. Given the huge increase in the volatility assumption being utilized for valuation purposes starting in the third quarter of 2005, it appears to us that your .10% assumption factor used during the first two quarters of 2005 was utilized in error. Please restate your financial statements in an amended filing to appropriately record the financial impact of all equity instruments issued during the first two quarters of 2005 utilizing a corrected volatility assumption factor.

Stockholders' Equity, page F-17

9.   We note your disclosure that $41,400 was charged to general and administrative expenses to record the cost incurred on the 30,000 shares earned by the consultant as of September 30, 2005. In your disclosure, you have indicated that the fair value of these shares were determined based upon the quoted market price on the date of issuance and we assume that the date of issuance preceded September 30, 2005. Please explain to us why you recognized general and administrative expenses based upon the fair value at the date of issuance and not based upon fair value at the measurement date (the date that performance was complete). Reference is made to Interpretation 28 and the section of EITF 96-18 entitled "Transactions That Involve Only Counterparty Performance Conditions".

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions regarding the accounting comments to Howard Efron at (202) 551-3439, or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403. Direct any other questions to Jeffrey A. Shady at (202) 551-3471, or the undersigned at (202) 551-3495.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Gary A. Agron, Esq. *(via facsimile)*